UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sealed Air Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

81211K100
(CUSIP Number)

Commercial Markets Holdco, LLC
c/o Johnson Keland Management, Inc.
555 Main Street, Suite 500
Racine, Wisconsin 53403-4616
(262) 664-7601

Copy to:

Helen R. Friedli
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 3, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81211K100		13G	Page 2 of 5 Pages

1	Name of Reporting Person. Commercial Markets Holdco, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,026,665 Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 15,026,665 Shares

	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,026,665 Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.8% (1)

12	Type of Reporting Person (See Instructions) 00

_____________
(1) Based on 191,935,504 shares of common stock, par value $0.10 per share (“Shares”), of Sealed Air Corporation, a Delaware corporation (the “Issuer”), outstanding on October 3, 2011.

[

Item 1. Page 3 of 5 Pages
(a)	Name of Issuer Sealed Air Corporation
(b)	Address of Issuer’s Principal Executive Offices 200 Riverfront Boulevard Elmwood Park, New Jersey 07407-1033

Item 2.
(a)	Name of Person Filing
This Statement is being filed by the following person (the “Reporting Person”): Commercial Markets Holdco, LLC.
(b)	Address of Principal Business Office
The address for the Reporting Person is Commercial Markets Holdco, LLC, c/o Johnson Keland Management, Inc., 555 Main Street, Suite 500, Racine, WI 53403-4616.
(c)	Citizenship of each Reporting Person The Reporting Person is organized under the laws of the State of Delaware.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 81211K100
Item 3.
Not applicable.

Item 4.	Ownership Page 4 of 5 Pages

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Shares, as of October 3, 2011.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Commercial Markets Holdco, LLC	15,026,665	7.8%	15,026,665	0	15,026,665	0

Commercial Markets Holdco, LLC (“CMH”) is the beneficial owner of 15,026,665 Shares.

CMH is managed by a three person board of managers, and all board action relating to the voting or disposition of the Shares shown as beneficially owned by CMH requires approval of a majority of the board. Helen Johnson-Leipold, Clifton D. Louis and Winifred J. Marquart, as the managers of CMH, may be deemed to share beneficial ownership of the Shares shown as beneficially owned by CMH.  Such persons expressly disclaim beneficial ownership of the Shares in which CMH has beneficial ownership.

               Helen P. Johnson-Leipold, as the trustee of the Appointive Distributing Trust B, u/a Samuel C. Johnson 1988 Trust Number One (“Trust B”), has voting and investment power with respect to 54.5% of the voting power of CMH. As a result, Ms. Johnson-Leipold may be deemed to beneficially own the Shares in which CMH has beneficial ownership.  Ms. Johnson-Leipold expressly disclaims beneficial ownership of the Shares in which CMH has beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification Page 5 of 5 Pages
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2012

COMMERCIAL MARKETS HOLDCO, LLC

By:	/s/ Helen Johnson-Leipold
Name: Helen Johnson-Leipold
Title: President